

OFFERING MEMORANDUM

facilitated by



Triskele Ventures Inc.

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) Basic Information About the Company

Name of Company	Triskele Ventures Inc.
State of Organization	MA
Date of Formation	12/05/2019
Entity Type	C-Corporation
Street Address	60A Gibson St, Dorchester MA, 02122
Website Address	www.queensgambitgames.com

(B) Directors and Officers of the Company

Key Person	Charles Morgridge
Position with the Company	
Title	Founder & Owner
First Year	2019
Other business experience (last three years)	• Dev/Ops Support Engineer (Vistaprint Inc, *May, 2017 - present*) — Vistaprint, a Cimpress company, helps small business owners create expertly designed, up-to-date custom marketing – the assortment of products they need to look and feel professional, prepared and plugged in. As a Dev/Ops Support Engineer, he provided technical support, and incident management coordination for the Vistaprint website technology team.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Charles Morgridge	100%

(D) The Company's Business and Business Plan

THE OPPORTUNITY

By investing in Queen's Gambit • Games and Hobby Shoppe, you will support a business that is bringing the first tabletop gaming venue to Haverhill, one that offers in-store play as well as a welcoming family-friendly environment.

- Proven Demand - The tabletop gaming industry is growing rapidly, with headlining games such as Magic: The Gathering, Dungeons and Dragons, and The Settlers of Catan, becoming increasingly popular with young adults and makes for a perfect summer or after-school activity. We've already identified a loyal customer base in Downtown Haverhill. The store location in Downtown Haverhill is both central to the community and experiences high foot traffic.
- Competitive Advantage - While you might be able to buy standard tabletop games at general retail stores in Haverhill, we will be the only tabletop gaming store in the Merrimack Valley that offers both in store play, a broad selection of games and accessories, as well as a welcoming environment with knowledgeable staff.
- Experienced Founders - Our founders, Russ, Carrie, and David, know a thing or two about gaming and running businesses. Russ was the Local Coordinator for Wizards of the Coast's

3

Dungeons and Dragon Adventurer's League. David, an avid gamer, has contributed to gaming media and brings experience in shipping and operations logistics, and retail management. Carey has also written for gaming publications, has done sci-fi and fantasy creative work, and has years of experience organizing and running major gaming events.

THE INDUSTRY

- While tabletop gaming has its origins as a fringe hobby with a largely male audience, it has been moving increasingly into mainstream culture. Games like Magic: The Gathering, Yugi-oh!, the Pokemon Trading Card Game, and Settlers of Catan have gained a significant following among students, young professionals, and within progressively broader demographics.
- Between 2009 and 2014, Magic grew an astounding 182%
- board games showed double-digit annual growth between 2010 and 2015, and are a nearly billion-dollar industry
- The growth of hobby gaming has created a large number of gamers looking for both fellow players and play spaces. Into this gap comes the new-model game store: a retail store that is also a community space, where gamers of diverse backgrounds can play, bond, and learn from each other.
- Often perceived as outsiders, many gamers feel isolated. While the internet can offer deep discounts, it cannot provide the community they are looking for. Successful Brick and Mortar game stores capitalize on this un-met need, by providing a welcoming 'Third Place' for gamers to meet and play the games that they love.
- The Game and Hobby channel is an important segment of the U.S. toy space. It is growing more rapidly than the traditional toy market. The traditional toy market grew between 2008 and 2017 by a quarter whilst the Game and Hobby channel skyrocketed by a factor of five.
- It is also a significant market in terms of Dollar volume. It went at retail from a $315 million figure to $1.6 billion between 2008 and 2017 – now representing nearly 6% of the combined total toy market.

FROM THE FOUNDER

We are very excited for you to be a part of Queen's Gambit • Games and Hobby Shoppe next chapter. The community of Haverhill is important to us and we plan to open our doors to new gamers and veterans alike.

~C. Russ Mortgage

OFFERINGS

- Our game store will provide both through an in-store gaming area that's free to use when empty, and an extensive schedule of events to bring players together. We will foster community by being open, friendly, and accepting, and maintaining a clean and appealing space.
- For more experienced gamers, we will also hold store-hosted competitive tournaments as a powerful draw.

Our retail inventory will include:

- Collectable Card Games
- Board Games
- Role-Playing Games
- Dice, Dice Bags, Play Mats, and other accessories
- Snack food and drinks to cater to event attendees
- A limited number of nerd collectibles

LOCATION

Haverhill has excellent demographics for gaming. Over 25% of Haverhill's population, are aged between 15 and 34, which is gaming's core age range (citation: American FactFinder). Roughly 16,500 people fall into the key demographic in Haverhill alone.

Gaming also fills a niche that is currently underserved. Gamers skew intelligent and educated. At the same time, gaming is active in a way museums and theater usually aren't, and appeal to the new residents of downtown Haverhill's renovated housing space. Furthermore, Queen's Gambit - Games and Hobby Shoppe will offer events year-round and after school. Gaming event options supplement the current offerings of downtown Haverhill.

COMPETITION

Direct Competition

- There are no tabletop game stores in Haverhill. The closest competing business is the Toy Soldier in Amesbury. The next closest location is Tewksbury or Derry, NH. This competition is not significant.
- Weekly gaming events are low-order goods: players will generally attend whichever weekly event is nearest to them unless a more distant event is vastly better. Because of our extensive experience in the industry, we are confident that other stores will not offer better events than A Place to Play - Games and Hobbies.

Indirect Competition

- Online Retailers: Online retailers are a poor substitute for the community game store. Though they provide access to a huge variety of games, the sheer number can be overwhelming. Furthermore, many players are not willing to purchase a game until they have played it with friends or received a review they can trust. But online retailers cannot provide in-store demonstration games and lack friendly, expert staff to help customers find new games. Online sites also cannot provide a community space in which players can find opponents and play the game.
- Big Box Retailers: Big box retailers and toy stores do not carry most hobby games. Though these stores are convenient for many suburban and casual game customers, the committed hobby gamer cannot find the games they are looking for at these types of retailers. They also lack the expert staff to advise customers and space for events or drop-in play.

(E) Number of Employees

The Company currently has 3 employees.

(F) Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

These securities are offered under an exemption from registration under federal law. The U.S. Securities and Exchange Commission (the "SEC") has not made an independent determination that these securities are exempt from registration. The SEC has not passed upon the merits of the securities or the terms of the offering, and has not passed upon the accuracy or completeness of the offering documents or literature.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$20,000
Offering Deadline	April 22nd, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

(H) Commitments that Exceed the Target Offering Amount

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$107,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Marketing Plan	$2,500	$5,000
Leasehold Improvements	$10,000	$40,000
Inventory	$5,000	$20,000
Working Capital	$1,300	$10,000
Additional Service Staff	$0	$25,580
Mainvest Compensation	$1,200	$6,420
TOTAL	$20,000	$107,000

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

To Cancel Your Investment

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." Many of the terms of the Notes are set forth in a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.0 - 5.5%[2]
Payment Deadline	2027-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.6 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.75%

[1] as further defined in the note agreement

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.0% and a maximum rate of 5.5% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$20,000	1.0%
$41,750	2.2%
$63,500	3.3%
$92,500	4.8%
$107,000	5.5%

[3] To reward early participation, the investors who contribute the first $40,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $40,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

The Company has no outstanding securities.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Charles Morgridge	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

(S) The Company's Financial Condition

No operating history

Queen's Gambit • Games and Hobby Shoppe was established in December, 2019. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Other outstanding debt or equity

As of February 1, 2020, Queen's Gambit • Games and Hobby Shoppe has debt of $0.00 outstanding and a cash balance of $100,000. In addition to the Queen's Gambit • Games and Hobby Shoppe's outstanding debt and the debt raised on Mainvest, Queen's Gambit • Games and Hobby Shoppe may require additional funds from alternate sources at a later date.

Financial liquidity

Queen's Gambit • Games and Hobby Shoppe has a strong liquidity position due to its high cash reserves as compared to debt and other liabilities. Queen's Gambit • Games and Hobby Shoppe expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Forecasted milestones

Queen's Gambit • Games and Hobby Shoppe forecasts the following milestones:

- Secure lease in Haverhill, MA by May, 2020.
- Hire for the following positions by April, 2020: Operations Manager, Event Manager, Retail Associate
- Achieve $568,000 revenue per year by 3.
- Achieve $148,742 profit per year by 2023.

Subsequent events to historical financials

Since the latest available financial statements of Queen's Gambit • Games and Hobby Shoppe, we have had the following material changes and trends:

- Increase in costs relating to making leasehold improvements and initial inventory purchases.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its 5-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

Queen's Gambit Financial Forecast

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$273,791	$481,795	$532,541	$532,541	$532,541
Cost of goods sold	$159,041	$238,124	$253,602	$253,602	$253,602
Gross profit	$114,750	$243,671	$278,939	$278,939	$278,939
OpEx					
Rent	$45,000	$46,125	$47,278	$48,460	$49,672
Equipment lease	$0	$0	$0	$0	$0
Utilities	$14,650	$15,016	$15,392	$15,776	$16,171
Administration	$1,963	$2,013	$2,063	$2,114	$2,167
Advertising	$5,890	$10,397	$11,436	$11,436	$11,436
Legal & Professional	$0	$0	$0	$0	$0
Null	$0	$0	$0	$0	$0
Null	$0	$0	$0	$0	$0
Payroll	$64,255	$113,410	$124,751	$124,751	$124,751
Manager salary	$0	$0	$0	$0	$0
MainVest Repayment	$10,344	$18,202	$20,120	$20,120	$20,120
Total	**$142,103**	**$205,163**	**$221,040**	**$222,658**	**$224,317**
Operating Profit	**-$27,353**	**$38,508**	**$57,899**	**$56,280**	**$54,622**

(U) Disqualification Events

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer offers "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V